Exhibit 99.1     Quarterly Report for the third quarter ended September 30, 2003


                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.


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
Financial Statements:
Consolidated Balance Sheet             -- September 30, 2003 and December 31, 2002
Consolidated Statements of Operations  -- Nine Months Ended September 30, 2003
Consolidated Statements of Cash Flows  -- Nine Months Ended September 30, 2003


AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)

Consolidated Balance Sheet
September 30, 2003
(Expressed in U.S. Dollars)                               September 30    December 31
(Unaudited)                                                   2003           2002
--------------------------------------------------------------------------------------

ASSETS
Current
Cash and cash equivalents                               $         894   $      32,486

Prepaids and deposits                                                -              -
--------------------------------------------------------------------------------------
Total current assets                                               894         32,486

Mineral property costs                                               -              -
--------------------------------------------------------------------------------------
                                                         $         894   $     32,486
--------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)

Liabilities

Current
Accounts payable and accrued liabilities                 $      26,219   $      2,268
--------------------------------------------------------------------------------------
Total Liabilities                                               26,219          2,268

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.01each
Issued
16,463,076 (Dec 2002 - 15,819,126) common shares               164,631        158,191
Additional paid-in capital                                   1,312,473      1,093,538
Accumulated (deficit) during the exploration stage          (1,502,429)    (1,221,511)
--------------------------------------------------------------------------------------
Stockholders' equity (deficiency)                              (25,325)        30,218
--------------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $         894   $     32,486
--------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


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
AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)


Consolidated Statement of Operations          Cumulative      Three months    Three months    Nine months     Nine  months
(Expressed in U.S. Dollars)                 June 17, 1997        ended           Ended           ended           ended
(Unaudited)                                 (inception) to    September 30    September 30    September 30    September 30
                                             September 30    --------------------------------------------------------------
                                                 2003             2003            2002            2003            2002
---------------------------------------------------------------------------------------------------------------------------

General and administrative expenses
Administrative and general                 $       137,510   $      12,329   $       4,076   $      61,823   $       9,781
Professional fees - accounting and audit           122,434             749           2,168          76,896          11,680
Professional fees - legal                          106,122              13          15,353           2,036          19,138
Consulting fees                                     38,751               -           2,982             255           7,011
Stock based compensation                             9,500               -               -               -               -
---------------------------------------------------------------------------------------------------------------------------
                                                   414,317          13,091          24,579         141,010          47,610
 Income
Project development expenses                       189,906         (12,718)              -         139,908               -
Exploration expenses                               898,206               -          12,221               -         133,836
---------------------------------------------------------------------------------------------------------------------------
Net (loss) for the period                       (1,502,429)           (373)        (36,800)       (280,918)       (181,446)
---------------------------------------------------------------------------------------------------------------------------

Loss per share, basic and diluted                            $       (0.00)  $       (0.00)  $       (0.02)  $       (0.01)
---------------------------------------------------------------------------------------------------------------------------

Weighted average number of
    common shares outstanding
    - basic and diluted                                         16,131,631      14,820,413      16,131,631      14,820,413
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


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
AURORA METALS (BVI) LIMITED
(An exploration stage enterprise)

                                                        Cumulative      Nine months     Nine months
Consolidated Statement of Cash Flows                  June 17, 1997        ended           ended
(Expressed in U.S. Dollars)                           (inception) to    September 30    September 30
(Unaudited)                                            September 30    -------------------------------
                                                           2003             2003            2002
------------------------------------------------------------------------------------------------------

Cash flows from (used in) operating activities
Net loss for the period                              $    (1,502,429)  $    (280,918)  $   ( 181,446)
Adjustments to reconcile net loss to net cash used
in operating activities:
    -  stock based compensation                                9,500               -               -
    -  issuance of stock for services                        243,375         225,375          99,999

Changes in assets and liabilities
      - prepaid expenses and deposits                              -               -          23,510
      - accounts payable and accrued liabilities             126,219          23,951        (170,883)
------------------------------------------------------------------------------------------------------
                                                          (1,123,335)        (31,592)       (228,820)
------------------------------------------------------------------------------------------------------

Cash flows from (used in) financing activities
Proceeds from issuance of common stock                     1,124,229               -         150,000
------------------------------------------------------------------------------------------------------
                                                           1,124,229               -         150,000
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
equivalents                                                      894         (31,592)        (78,820)
Cash and cash equivalents, beginning of period                     -          32,486         131,362
------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $           894   $         894   $      52,542
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Notes to the September 30, 2003 Consolidated Financial Statements
-----------------------------------------------------------------

Common  Shares  Outstanding

As at September 30, 2003, the Corporation's authorized capital stock consists of 50,000,000 common shares with a par value of $0.01 per share. There were 16,463,076 common shares issued and outstanding at September 30, 2003.

Stock  Options  Outstanding

At September 30, 2003 and December 31, 2002 the Company had the following options outstanding (a) 50,000 options with an exercise price of $0.35 per common share and (b) 1,100,000 options with an exercise price of $0.15 per common share.

Application  of  Critical  Accounting  Policies

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its December 31, 2002 consolidated financial


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statements.  The  Company's  accounting  policies  relating  to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

See note 2 (d) Significant Accounting Policies - Mineral Properties Costs described in its December 31, 2002 consolidated financial statements for the Company's policy on exploration costs and expenses.

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

Off-balance  Sheet  Arrangements  and  Contractual  Obligations

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

Market  Risk  Disclosures

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

Controls  and  Procedures

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F and in this Form 6-K, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 240.13a-14(c) and 240.15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.


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